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SEC FILE NUMBER
8-69560

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/04/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venture-co Brokerage Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

159 Bank Street, Suite 202
(No. and Street)

Burlington (City) Vermont (State) 05401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron J. Pollak, CEO 802-238-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Ln-Ste 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron J. Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture.co Brokerage Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHRISTA FERRARI
NOTARY PUBLIC
Exp. Feb. 10, 2019
VERMONT

Signature

CEO

Title

2/17/17

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENTURE.CO BROKERAGE SERVICES, LLC

CONTENTS


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Venture.co Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Venture.co Brokerage Services, LLC (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Venture.co Brokerage Services, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 16, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

VENTURE.CO BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash	$	24,238
Accounts receivable		1,500
Prepaid expenses		15,758
TOTAL ASSETS	$	41,496

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	2,000
TOTAL LIABILITIES		2,000
MEMBER'S EQUITY		39,496
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	41,496

The accompanying notes are an integral part of this financial statement.

VENTURE.CO BROKERAGE SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Note 1 - Organization and Nature of Business

Venture.co Brokerage Services, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of April 4, 2016. The Company was founded in October 2014 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services. It operates out of one office in Burlington, Vermont.

The Company is wholly owned by Venture.co Holdings, Inc. (the "Parent"), a holding company located in Burlington, Vermont.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records commissions and fees as they are earned based on the services provided or the closing of certain securities transactions.

The Company considers all fees receivable at December 31, 2016 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2016.

Income Taxes

The Company consolidates its taxable income with its Parent, which files corporate income tax returns for federal and state purposes. As a result, no federal or Vermont income taxes are provided as they are the responsibility of the Parent company.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company's Parent files income tax returns in the U.S. in federal and state jurisdictions. The years 2014 through 2016 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC). From time to time, the Company's balances may exceed these limits. The Company believes it is not exposed to any significant credit risk on cash.

During 2016, the Company provided services to two major customers constituting approximately 25.8% and 11.5% of total revenues, respectively.

One customer represented all of the Company's accounts receivable at December 31, 2016.

Note 4 - Related Party Transaction

The Company maintains a management services and expense sharing agreement with an affiliate, Designbook Technologies, LLC ("Designbook"). This agreement stipulates that Designbook will provide the Company with administrative services and use of the facilities to include rent, electric, internet, insurance and travel. All of the aforementioned expenses were paid in their entirety by Designbook. No third party vendors or Designbook have recourse to the Company for these expenses.

VENTURE.CO BROKERAGE SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $22,238, which exceeded its requirement by $17,238. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2016, this ratio was 9%

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.